Mail Stop 3720

June 23, 2006

Via U.S. Mail and Fax (1-800-561-0883)

Mr. Emil Hensel
Chief Financial Officer
Cross Country Healthcare, Inc.
6551 Park of Commerce Blvd., N.W.
Boca Raton, FL 33487

> **RE:** **Cross Country Healthcare, Inc.**
> **Form 10-K for the Year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 000-33169**

Dear Mr. Hensel:

   We have reviewed your supplemental response letter dated June 9, 2006 as well as your filing and have the following comments. As noted in our comment letter dated April 26, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We have considered the information provided to us in your letter dated June 9, 2006, in response to comment 1, along with the disclosures in your filed documents. We question the appropriateness of your policy of aggregating the clinical research trials staffing business with the nurse staffing and allied health staffing businesses when evaluating goodwill for impairment. We believe the differences in gross profit margins are significant as well as the trends in these margins. Further, based on your explanation for the declines in the profitability of the nursing and allied businesses, i.e. hospital inpatient admissions growth was flat to down impacting their utilization of temporary outsourced labor and the Company increased its professional liability insurance reserves further reducing nursing and allied contribution margins, we doubt these components share similar economic characteristics with the clinical research trials staffing business. Your expectation that the nurse and allied staffing businesses will experience improvements in both gross profit and contribution income margins in the future, as demand from hospital customers improves as a function of an aging population, further supports a conclusion that these components are not similar economically and are not similar in all the areas identified in paragraph 17 of SFAS No. 131. Please revise your goodwill impairment

policy accordingly or provide us your reasonable basis for not doing so, explaining your full consideration of all of the requirements of the applicable GAAP literature.

2.   Further, it is unclear to us why you have not identified the clinical research trials staffing business as a separate reportable operating segment in Note 17. Please explain to us your full consideration of the guidance in SFAS 131 as support for your policy or revise.

3.   We note the component businesses that make-up the healthcare staffing operating segment: nurse staffing (travel and per diem), allied health staffing, and clinical research trials staffing, identified in your response to our previous comment, do not agree with what you have disclosed in Note 17. Explain to us why there is an inconsistency and explain to us the nature of your allied health staffing business. If you have separate financial information for the per diem business, please provide us an expanded margin analysis (similar to what you provided to us supplementally) that presents separately the travel staffing and the per diem staffing businesses. In addition, as a complement to this margin analysis, please also provide us a similar analysis in dollar amounts.

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Please respond to the above comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3351 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director